

May 28, 2020

Matthias Jaffé
Chief Financial Officer
LogicBio Therapeutics, Inc.
65 Hayden Avenue, 2nd Floor
Lexington, Massachusetts 02421

> **Re: LogicBio Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2020**
> **Filed May 11, 2020**
> **File No. 001-38707**

Dear Mr. Jaffé:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.1 and 31.2, page EX-31

1. We note that the certifications provided do not include the language in paragraph 4 referring to your internal control over financial reporting. Please amend the filing to provide revised certifications that include the required wording. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2020.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant at (202) 551-3684, or Kate Tillan, Senior Staff Accountant at (202) 551-3604 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences